MIGENIX Inc. BC Research Complex 3650 Wesbrook Mall Vancouver, BC V6S 2L2 Canada
|NEWS RELEASE|

FOR IMMEDIATE RELEASE

MIGENIX to Present Celgosivir Phase II Hepatitis C Results

at Digestive Disease Week 2007

Vancouver, BC, CANADA & San Diego, CA, USA – May 18, 2007 – MIGENIX Inc. (TSX: MGI; OTC: MGIFF), a clinical-stage developer of drugs for infectious diseases will make a presentation of results from a recent hepatitis C Phase II combination therapy study (see April 11, 2007 press release) in a non-responder patient population at Digestive Disease Week (DDW) 2007 being held in Washington, DC May 19-24, 2007. Dr. Kelly Kaita, the Director of the Viral Hepatitis Investigative Unit (VHIU) at the Health Sciences Centre, University of Manitoba and a lead investigator in the MIGENIX Phase II study will make the presentation.

The presentation entitled: “Phase II Study of Celgosivir in Combination with Peginterferon alfa-2b and Ribavirin in Chronic Hepatitis C Genotype-1 Non-responder Patients” (Abstract #324227) will be made on Monday, May 21, at 2:45 p.m. (EDT) in Room 206 of the Washington Convention Center. Additionally on May 20, 2007 Dr. Kaita and AnnKatrin Petersen, M.D., Vice President, Clinical Development of MIGENIX will participate in a DDW news conference highlighting progress in new and evolving areas of chronic hepatitis C therapy including celgosivir. A copy of the presentation and the related Abstract will be available at www.migenix.com following the presentation.

Research being presented at Digestive Disease Week 2007 analyzes advancements in the diagnosis of hepatitis C and therapies available to patients who suffer from the disease. DDW is the largest international gathering of physicians and researchers in the fields of gastroenterology, hepatology, endoscopy and gastrointestinal surgery. Digestive Disease Week is considered the largest and most prestigious meeting in the world for the gastrointestinal professional. Every year DDW attracts more than 16,000 physicians, researchers and academics from around the world.

About Celgosivir (MX-3253)

Celgosivir is an oral alpha-glucosidase I inhibitor and is currently the only anti-HCV drug in clinical development that acts on host-directed glycosylation. In preclinical studies, celgosivir has shown excellent in vitro synergy with various interferons in the clinic or in development including Pegasys, PEG-Intron, Infergen, Alferon and IFN-omega (with or without ribavirin) and other drugs in development for the treatment of HCV (e.g. polymerase inhibitors) and therefore has the potential to be included as part of multiple combination approaches to improve efficacy in anti-HCV therapy.

About MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs primarily in the area of infectious diseases. The Company's clinical programs include drug candidates for the treatment of chronic hepatitis C infections (Phase II and preclinical), the prevention of catheter-related infections (Phase III) and the treatment of dermatological diseases (Phase II). MIGENIX is headquartered in Vancouver, British Columbia, Canada with US operations in San Diego, California. Additional information can be found at www.migenix.com.

 “Art Ayres”

Arthur J. Ayres, CA.

Sr VP Finance & CFO

CONTACTS

Art Ayres MIGENIX Inc. Tel: (604) 221-9666 Ext. 233 aayres@migenix.com	Dian Griesel, Ph.D. Investor Relations Group Tel: (212) 825-3210 Theproteam@aol.com

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